SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of Nobember 2008
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] 35.300.157.770

Abstract of the Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas - AmBev (the “Company”), held on October 8, 2008, drawn up in summary form.

1.	Date, time and venue: On October 8, 2008, starting at 6:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.	Attendance: Messrs. Victório Carlos De Marchi e Carlos Alves de Brito, co-Chairman, and Messrs. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso e Luis Felipe Pedreira Dutra Leite.

3.	Board: Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Resignation of member of the Board of Directors. The Board of Directors approved the resignation presented by Mr. Johan M. J. J. Van Biesbroeck to his position as member of the Board of Directors of the Company, thanking him for the valuable contributions made to the Company.

4.2. Nomination of member of the Board of Directors. Due to the resignation of Mr. Johan M. J. J. Van Biesbroeck, to nominate Mr. Luiz Fernando Ziegler de Saint Edmond, Brazilian, engineer, married, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, bearer of the ID 05.587.815-1 IFP-RJ and of the CPF 010.537.007-09, as a member of the Board of Directors. The term of office of the elected member of the Board of Directors shall extend up to the Company’s Annual General Shareholders’ Meeting, that shall deliberate with respect to the financial statements of the Company for the fiscal year ending December 31, 2010, pursuant to article 24 of the By-laws.

4.3. Nomination of Executive Officers.

4.3.1. To nominate Mr. João Mauricio Giffoni de Castro Neves, Brazilian, Engineer, married, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, bearer of the ID 07.071.326-81 IFP-RJ and of the CPF 918.361.077-49, to hold the position of Chief Executive Officer for Latin America, with a term of office of 3 (three) years, effective as of January 1, 2009, when he will replace Mr. Luiz Fernando Ziegler de Saint Edmond.

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4.3.2. To nominate Mr. Márcio Froes Torres, Brazilian, engineer, married, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, bearer of the ID nº 05.495.753-5 IFP-RJ and of the CPF 983.816.797-53, to hold the position of Officer, with no specific designation, with a term of office of 3 (three) years, effective as of January 1, 2009.

5.
Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, October 8, 2008.

/s/ Victório Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcel Herrmann Telles	/s/ Carlos Alberto da Veiga Sicupira

/s/ Vicente Falconi Campos	/s/ Roberto Herbster Gusmão

/s/ José Heitor Attilio Gracioso	/s/ Luis Felipe Pedreira Dutra Leite

/s/ Pedro de Abreu Mariani Secretary

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